Peak Bio, Inc.

4900 Hopyard Road, Suite 100

Pleasanton, CA 94588

August 3, 2023

VIA EDGAR

Attention:	Lauren Hamill
Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Re:	Peak Bio, Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed July 24, 2023
File No. 333-268801

Ladies and Gentlemen:

This letter sets forth the response of Peak Bio, Inc. (the “Company” or “Peak Bio”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 1, 2023 (the “Comment Letter”), with respect to the above referenced Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Post-Effective Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”). In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Amended Registration Statement. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Amended Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Post Effective Amendment No. 1 to Form S-1

General

1.

We note that the Form S-1 declared effective on March 1, 2023 registered, among other things, the resale of up to 4 million shares of common stock following issuance to White Lion Capital, LLC (“White Lion”) pursuant to a Common Stock Purchase Agreement dated November 3, 2022 (“Purchase Agreement”). You now seek to register via post-effective amendment the resale of an additional 2 million common shares that may be issued to White Lion under the Purchase Agreement as amended in March 2023. Please explain why you believe you are able to do so in light of the general prohibition against adding securities by means of a post-effective amendment contained in Securities Act Rule 413(a). Refer also to Securities Act Rules Compliance and Disclosure Interpretation Q. 210.01.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the Amended Registration Statement to remove all disclosure with respect to the additional 2 million common shares that may be issued to White Lion under the Purchase Agreement as amended in March 2023 which was previously included in the Registration Statement.

*****

We respectfully request the Staff’s assistance in completing the review of the Amended Registration Statement as soon as possible. Please contact Andrew P. Gilbert of DLA Piper LLP (US) at (973) 520-2553 or Scott A. Cowan of DLP Piper LLP (US) at (973) 520-2554 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

PEAK BIO, INC.

By:	/s/ Stephen LaMond
Name:	Stephen LaMond
Title:	Interim Chief Executive Officer

cc:	Stephen LaMond, Peak Bio, Inc.

Andrew P. Gilbert, DLA Piper LLP (US)

Scott A. Cowan, DLA Piper LLP (US)